EXHIBIT 11
PG&E CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended		Six Months Ended
(in millions, except per share amounts)	June 30,		June 30,
	2008	2007	2008	2007

Net income	$293	$269	$517	$525
Less: distributed earnings to common shareholders	139	127	278	253
Undistributed earnings	$154	$142	$239	$272

Common shareholders earnings
Basic
Distributed earnings to common shareholders	$139	$127	$278	$253
Undistributed earnings allocated to common shareholders	146	135	227	258
Total common shareholders earnings, basic	$285	$262	$505	$511
Diluted
Distributed earnings to common shareholders	$139	$127	$278	$253
Undistributed earnings allocated to common shareholders	146	135	227	258
Total common shareholders earnings, diluted	$285	$262	$505	$511

Weighted average common shares outstanding, basic	356	350	355	350
9.50% Convertible Subordinated Notes	19	19	19	19
Weighted average common shares outstanding and participating securities, basic	375	369	374	369

Weighted average common shares outstanding, basic	356	350	355	350
Employee share-based compensation	1	2	1	2
Weighted average common shares outstanding, diluted	357	352	356	352
9.50% Convertible Subordinated Notes	19	19	19	19
Weighted average common shares outstanding and participating securities, diluted	376	371	375	371

Net earnings per common share, basic
Distributed earnings, basic (1)	$0.39	$0.36	$0.78	$0.72
Undistributed earnings, basic	0.41	0.39	0.64	0.74
Total	$0.80	$0.75	$1.42	$1.46

Net earnings per common share, diluted
Distributed earnings, diluted	$0.39	$0.36	$0.78	$0.72
Undistributed earnings, diluted	0.41	0.38	0.64	0.73
Total	$0.80	$0.74	$1.42	$1.45

(1) Distributed earnings, basic may differ from actual per share amounts paid as dividends, as the EPS computation under GAAP requires the use of the weighted average, rather than the actual number of, shares outstanding.